November 24, 2009

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Susan Block Chanda DeLong

Re:	Così, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed November 6, 2009
File No. 333-162233

Ladies and Gentlemen:

On behalf of our client, Cosi, Inc. (“Cosi” or the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 20, 2009 (the “Comment Letter”), with respect to the Company’s above referenced Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”).  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Registration Statement, and we have enclosed Amendment No. 2 marked to show changes from the Registration Statement as filed on November 6, 2009.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto.

General

1.
We note your response to our prior comment 4.  Please tell us whether or not you will be filing the amended Rights Agreement or a Form of the Rights Agreement prior to effectiveness of the registration statement.

Response

The Company does not intend to file the amended Rights Agreement or a Form of Rights Agreement prior to the effectiveness of the registration statement as the amendment to the Rights Agreement will not be effective until, and is subject to, completion of the rights offering and the issuance of shares pursuant to the rights offering.  We note that on October 1, 2009 the Company filed a Current Report on Form 8-K disclosing the terms of the anticipated amendment to the Rights Agreement and stated that it would be effective upon completion of the rights offering.

Cover Page of Prospectus

2.
We note your response to our prior comment 2.  Please clarify that in no event will you sell securities under General Instruction I.B.6. of Form S-3 in a public primary offering with a value exceeding more than one-third of your market value held by non-affiliates in any 12-month period so long as your market value remains below $75 million.

Response

In response to the Staff’s comment, the Company has revised the cover page of the prospectus to disclose that in no event will the Company sell securities under General Instruction I.B.6. of Form S-3 in a public primary offering with a value exceeding more than one-third of its market value held by non-affiliates in any 12-month period so long as its market value remains below $75 million.

Can our board of directors extend, cancel or amend the rights offering?, page iii

3.
Please disclose here that if you extend your offering for more than [x] days after the expiration date, subscribers have the right to cancel their subscriptions and receive a refund of all money advanced.

Response

In response to the Staff’s comment, the Company has revised page iii of the prospectus to disclose that if the Company extends the offering for more than 30 days after the expiration date, which is the latest date to which the rights offering may be extended under the terms of the rights offering, subscribers have the right to cancel their subscriptions and receive a refund of all money advanced.

After I send in my payment and rights certificate, may I cancel my exercise of subscription rights, page iv?

4.	Please disclose here, if true, that subscribers have the right to cancel their subscriptions and receive a refund if you make a “fundamental change” to the terms of the offering.

Response

In response to the Staff’s comment, the Company has revised page iv of the prospectus to disclose that subscribers have the right to cancel their subscriptions and receive a refund if the Company makes a fundamental change to the terms of the offering.

Risk Factors, page 6

5.
We note your response to our prior comment 12 and reissue the comment.  As such, please delete the third sentence.  All material risks should be described.  If risk are not deemed material, you should not reference them.

Response

In response to the Staff’s comment, the Company has revised page 6 of the prospectus to delete the third sentence thereof as requested.

The Rights Offering, page 13

Over-Subscription Privilege, page 14

6.
Please clarify if there is a limit on the over-subscription privilege, other than the stockholder may not exercise the over-subscription privilege if the exercise would result in the stockholder owning more than 19.9% of your outstanding shares.

Response

In response to the Staff’s comment, the Company has revised page 15 of the prospectus to disclose that there is no limit on the over-subscription privilege other than that the stockholder may not exercise the over-subscription privilege if the exercise would result in the stockholder owning more than 19.9% of the Company’s outstanding shares and any pro rata allocations that may be made based on the aggregate shares available for over-subscription privileges.

Escrow Arrangements; Return of Funds, page 21

7.
Please disclose that subscribers will receive a return of funds if they decide to cancel their subscription rights if you extend the offering for a period of [x] days after the expiration date or if there is a “fundamental change” to your offering or advise.

Response

In response to the Staff’s comment, the Company has revised page 21 of the prospectus to disclose that subscribers will receive a return of funds if they decide to cancel their subscription rights in the event that the Company extends the offering for a period of more than 30 days after the expiration date or if there is a fundamental change to the offering.

Material U.S. Federal Income Tax Consequences, page 22

8.	It appears that exhibit 8.1 is a short-form tax opinion. As such, please clarify here that the discussion in the prospectus is your tax opinion.

Response

In response to the Staff’s comment, the Company has revised page 22 of the prospectus to clarify that the discussion in the prospectus under the section titled “Material U.S. Federal Income Tax Consequences” constitutes the opinion of Cadwalader, Wickersham & Taft LLP insofar as that section relates to U.S. federal income tax law and legal conclusions with respect thereto.

Description of Capital Stock, page 26

9.	We note your statement that all shares are or will be “fully paid or non-assessable.” This is a legal conclusion you are not qualified to make. Please either attribute this to counsel or delete.

Response

In response to the Staff’s comment, the Company has revised page 26 of the prospectus to delete this statement.

Exhibits

Exhibit 8.1

10.
Please delete the first sentence in the last paragraph, which appears to limit who may rely on the opinion.  You may limit reliance as to subject matter – tax – but not as to who may rely upon it or when.

Response

In response to the Staff’s comment, Cadwalader, Wickersham & Taft LLP has revised this sentence.

Form of Notice of Important Tax Information, Exhibit 99.8

11.
We note your response to our prior comment 27.  Please add a cross reference to this exhibit in the “Information Reporting and Backup Withholding” section of your filing so that subscribers can understand the relevance of this document or advise.

Response

In response to the Staff’s comment, the “Information Reporting and Backup Withholding” section of the prospectus has been revised to add a cross reference to exhibit 99.8.

General

12.	Please consider the financial statement update requirements of Rule 3-12 of Regulation S-X prior to filing an amendment to your registration statement.

Response

In response the Staff’s comment, the Company has updated the financial statements set forth in the prospectus.

*           *           *

Please do not hesitate to contact me at 212-504-5555 with any questions or comments you may have.

Very truly yours,

/s/ Dennis J. Block

Dennis J. Block

cc:           Mr. James Hyatt, President, Chief Executive Officer and Director
Ms. Vick Baue, Vice President, General Counsel, Chief Legal Officer, Chief
Compliance Officer, Assistant Secretary

Dennis J. Block    Tel  +1 212 504 5555    Fax  +1 212 504 6666     dennis.block@cwt.com